Trombly Business Law 1320 Centre Street, Suite 202 Newton, MA 02429 Telephone (617) 243-0060 Facsimile (309) 406-1426

Amy M. Trombly, Esq.	amy@tromblybusinesslaw.com

September 7, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Attn:	Mr. H. Christopher Owings

Re:	FTS Group, Inc.
Revised Preliminary Proxy Materials on Schedule 14A
Filed June 7, 2006
File Number: 0-24829

Dear Mr. Owings:

I am securities counsel for FTS Group, Inc. (the “Company”). I enclose for filing under the Securities Act of 1933, as amended, Preliminary Proxy Materials on Schedule 14A.

Preliminary Proxy Materials on Schedule 14A contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated June 26, 2006. In addition, the Company received an oral comment from the Staff on August 10, 2006.

Set forth below are the Company’s responses to the Staff’s comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

General

Comment 1.
We note your response to comment 4 in our letter dated April 5, 2006. We note that on page 8 you state that changes in accountants were previously reported on a Form 8-K. Please include the information required by Item 304(a) of Regulation S-B in the proxy statement.

Response 1.	The Company has complied with the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 4

Comment 2.
Please update the disclosure in your beneficial ownership table as of the most recent practicable date. For instance, we note the Schedule 13Gs filed by Whalehaven Capital Fund Limited and Bristol Investment Fund, Ltd. on May 4, 2006.

Trombly Business Law 1320 Centre Street, Suite 202 Newton, MA 02429 Telephone (617) 243-0060 Facsimile (309) 406-1426

Response 2.	The Company has complied with the Staff’s comment.

Committees of the Board of Directors, page 7

Comment 3.
We note your response to comments 8 and 9 in our letter dated April 5, 2006. Please revise to further elaborate on the details regarding the disclosure required by Item 7(d)(2)(i) and Item 7(d)(2)(ii)(F).

Response 3.
The Company respectfully notes that it complied with the Staff’s request regarding the disclosure required by Items 7(d)(2)(i) and 7(d)(2)(ii)(F) in its prior filing. The disclosure under the heading “PROCEDURE FOR NOMINATING DIRECTORS” on page 8 of the preliminary proxy contains the disclosure required by those items. In response to the Staff’s comment, the Company has added further clarification of the disclosure required by Items 7(d)(2)(i) and 7(d)(2)(ii)(F) in the same section.

Proposal to Increase the Number of Authorized Shares of Common Stock, page 9

Comment 4.
We have reviewed your response to comment 15 in our letter dated April 5, 2006. We note the 8-K filed on January 9, 2006 discussing the acquisition of See World Satellites, Inc. As part of the consideration for the acquisition, you issued convertible preferred shares to Richard Miller. Please tell us whether this proxy solicitation is partly for the purpose of approving the authorization of additional securities underlying the convertible preferred shares. If so, Note A to Schedule 14A may apply, and you should include in the proxy statement the additional information required by Items 11, 13, and 14 of Schedule 14A. Please advise or revise.

Response 4.	The Company responded to Comment 4 supplementally on July 27, 2006.

Comment 5.
We note the 8-K filed on January 9, 2006 regarding the December 29, 2005 transaction. Please tell us whether you had cash available to fund the See World acquisition absent the December transaction. We may have further comments after reviewing your response.

Response 5.	The Company responded to Comment 5 supplementally on July 27, 2006.

Oral Comment received from the Staff on August 10, 2006.

Comment:
We note that the Company has an obligation to issue a significant number of shares of common stock upon the conversion of shares of Series B Preferred Stock in 2008. Please provide additional disclosure regarding this obligation.

Response:	The Company has complied with the comment.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Trombly Business Law 1320 Centre Street, Suite 202 Newton, MA 02429 Telephone (617) 243-0060 Facsimile (309) 406-1426

Regards,

/s/ Amy M. Trombly

Amy M. Trombly
Counsel for FTS Group, Inc.

cc:  FTS Group, Inc.